UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

March 16, 2004

Petroleum Geo-Services ASA
(Exact name of registrant as specified in its charter)

Strandveien 4, Lysaker N-1366, Norway
(Address of principal executive offices)

001-14614
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On March 16, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated March 16, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Petroleum Geo-Services ASA (Registrant)
March 29, 2004 (Date)	/s/ GOTTFRED LANGSETH Gottfred Langseth Chief Financial Officer

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Sam R. Morrow Svein T. Knudsen Phone: +47 6752 6400 Suzanne M. McLeod Phone: +1 281-589-7935	MARCH 16, 2004

PGS Announces Unaudited, Preliminary Results Under Norwegian GAAP for 4th Quarter and Full Year 2003

MARCH 16, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGEOY) announced today its unaudited, preliminary results under Norwegian generally accepted accounting principles ("Norwegian GAAP") for the fourth quarter and full year 2003.  In light of the Company's continuing delays in reporting 2003 results under U.S. generally accepted accounting principles ("U.S. GAAP"), the unaudited, preliminary Norwegian GAAP information is being released to provide information to investors and to satisfy reporting requirements of the Oslo Stock Exchange.

Generally the results for 2003 showed improvement over 2002 in terms of revenues, adjusted EBITDA, as defined, and cash flow post investment, as defined. However, the operating profit and net loss shown below reflects significant impairment charges in both 2003 and 2002, and in Q4 2003.

Highlights for 2003 are as follows:

  Full year 2003 cash flow post investment, as defined, increased to $327.2 million from $209.3 million in 2002 reflecting improved adjusted EBITDA, as defined, and significantly reduced cash investment in multi-client library.
  For Q4 2003, cash flow post investment, as defined, decreased to $63.7 million from $85.4 million in Q4 2002, due to reduced cash flow from Marine Geophysical partly offset by improved cash flow from Onshore and Pertra.
  Fourth quarter Marine Geophysical cash flow was negatively affected by lower than anticipated late sales in Brazil and vessels steaming as well as yard stays, partly offset by continued good contract market performance.
  Q4 2003 cash flows for Onshore were improved due to improved project management while Pertra cash flows improved due to increased production  and higher oil price

Summarized unaudited, preliminary results under Norwegian GAAP for the fourth quarter and full-year 2003 are set forth below.  This information (including 2002 financial information audited under Norwegian GAAP) is subject to adjustment, and any such adjustment could be material.  Accordingly, this information should be read in conjunction with, and is subject to the significant qualifications discussed below.

(In millions of dollars)	Q4 2003 Unaudited	Q4 2002 Unaudited	Full-year 2003 Unaudited	Full-year 2002 Audited
Revenues	260.5	261.7	1,111.5	992.3
Operating profit (loss)	(498.5)	6.1	(629.6)	(718.8)
Net income (loss)	(522.4)	(120.7)	(814.1)	(1,245.7)
Adjusted EBITDA, as defined (A)	99.4	127.1	477.7	460.5
CAPEX (B)	(24.6)	(7.2)	(57.4)	(60.8)
Cash investments in multi-client (C)	(11.0)	(34.5)	(93.0)	(190.4)
Cash flow post investment A+B+C)	63.7	85.4	327.2	209.3

Financial Highlights

  Q4 revenues of $260.5 million, comparable with Q4 2002
  Full year adjusted EBITDA, as defined, of $477.7 million up $17.2 million from 2002. Q4 adjusted EBITDA, as defined, of $99.4 million, down 22% from Q4 2002
  Full-year 2003 cash flow post investment, as defined, of $327.2 million, up $117.9 million from 2002. Q4 cash flow post investment, as defined, of  $63.7 million, down $21.7 million from Q4 2002.
  Impairment charges totaling $496.6 million recognized in Q4, in line with "fresh start" reporting under U.S. GAAP as the Company emerged from Chapter 11 proceedings and as announced by the Company on January 23, 2004
  Completed financial restructuring and consummated Chapter 11 proceedings November 5, 2003. Interest bearing debt reduced by $1,283 million
  Arranged $110 million working capital facility in March 2004
  Distributed 1st installment of excess cash of $19.0 million in December 2003
  Changes implemented in accounting policies to increase transparency of financial reporting reduces comparability between periods

Q4 Operations

  Lower cash flow in Marine Geophysical was caused by reduced multi-client late sales, caused by a delay in the announcement of the Brazil 6th licensing round terms, and significant vessel steaming to start new surveys
  Onshore showed significant improvement due to improved project management
  Production had stable performance on all fields after resolution of Petrojarl Foinaven compressor problem late October 2003
  Pertra performing above expectations due to continuing high production volumes and favorable oil prices.  Q4 reported adjusted EBITDA, as defined, positively impacted by $13.5 million downward revision of abandonment obligation
  Pertra enhanced oil recovery drilling program confirmed substantial reserve additions for the field, which could result in a significant prolongation for the Petrojarl Varg FPSO contract
  The production contract for Ramform Banff was significantly amended and improved (subject to approval by Banff and Kyle licenses)
  Cost cutting program is on track with substantial cost reductions in Marine Geophysical

Significant Qualifications

The Company, which emerged from Chapter 11 bankruptcy proceedings in early November 2003, is continuing its efforts to have an audit of the Company's 2002 financial statements and a re-audit of the Company's 2001 financial statements completed under U.S. GAAP. The Company is also continuing its efforts to prepare audited financial statements for 2003 under both Norwegian GAAP and U.S. GAAP and to address material weaknesses in the Company's system of internal controls over financial reporting that were disclosed in November 2003. At this time, these material weaknesses have not been eliminated. The Company does not expect to release any U.S. GAAP figures related to periods prior to November 2003 until these audits and re-audit are completed. The Company has established an objective of completing such work in time to permit filing the Company's Annual Report on Form 20-F by June 30, 2004. However, there can be no assurance as to whether or when these audits and re-audit can be completed.

In addition, as previously disclosed, if and when completed, the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature. Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, there can be no assurance that the findings from these audits and re-audit will not have an impact on Norwegian GAAP 2002 and 2003 historical financial statements.

Also, as earlier disclosed, until the audits and re-audit of financial statements under U.S. GAAP are completed, the Company will be unable to file with the Securities and Exchange Commission an Annual Report on Form 20-F that contains audited financial statements for three full fiscal years.  For so long as this condition exists, the Company will be precluded from, among other things, listing its American Depositary Shares ("ADSs") on a U.S. national securities exchange or on the NASDAQ Stock Market.  A delay in listing of the Company's ADSs in the U.S. may have a negative impact on their liquidity.

Further, certain of the Company's loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year.  Such requirements were waived for financial statements due June 30, 2003.  If the audits and re-audit are not completed by June 30, 2004, the Company intends to seek waivers of such reporting requirements.  However, there can be no assurance that such waivers will be obtained.  Classification of debt in the accompanying unaudited, preliminary consolidated balance sheet has been made assuming that either the audited U.S. GAAP financial statements will be timely completed and delivered or that the necessary waivers will be obtained.

Petroleum Geo-Services ASA (1) (2)
Preliminary Consolidated Statements of Operations

	Quarter ended		Twelve months ended
	December 31,		December 31,

	2003	2002	2003	2002
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Audited

Revenue	$ 260 536	$ 261 728	$ 1 111 548	$ 992 336

Cost of sales	143 348	122 021	577 130	473 877
Research and technology costs	823	717	2 482	2 766
Selling, general and administrative costs	17 004	11 855	54 246	55 235

Operating expenses before depreciation, amortization and unusual items	161 175	134 593	633 858	531 878
Depreciation and amortization	82 311	112 249	313 481	356 427
Impairment of long-term assets	496 639	-	716 783	807 416
Unusual items, net	18 939	8 797	76 977	15 434

Operating profit (loss)	(498 528)	6 089	(629 551)	(718 819)
Financial expense, net	(19 833)	(41 550)	(110 266)	(147 301)
Other gain (loss), net	(9 834)	(279)	(31 955)	37 721

Income (loss) before income taxes	(528 195)	(35 740)	(771 772)	(828 399)
Provision (benefit) for income taxes	(6 198)	7 232	35 968	201 944
Discontinued operations/operations held for sale, net of tax	(434)	(77 731)	(6 315)	(215 349)

Net income (loss)	$ (522 431)	$ (120 703)	$ (814 055)	$ (1 245 692)

	Quarter ended		Twelve months ended
	December 31,		December 31,

	2003	2002	2003	2002
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Audted

Adjusted EBITDA, as defined (3) (A)	$ 99 361	$ 127 135	$ 477 690	$ 460 458
Cash investments in multi-client library (B)	(11 003)	(34 491)	(93 044)	(190 436)
Capital expenditures (C)	(24 640)	(7 207)	(57 397)	(60 759)

Cashflow post investment (A+B+C)	$ 63 718	$ 85 437	$ 327 249	$ 209 263

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This financial information prepared under Norwegian GAAP is unaudited, preliminary and subject to adjustment, and any such adjustments could be material. This information should be read in conjunction with, and is subject to the significant qualifications discussed elsewhere in this earnings release.

(3) Adjusted EBITDA, as defined, is defined as net income (loss) before financial items, taxes, depreciation and amortization, unusual items, impairment of long-term assets and discountinued operations. See enclosed Support Tables for a more detailed discussion of and reconciliation of adjusted EBITDA, as defined. Adjusted EBITDA, as defined, may not be comparable to other similary titled mesures from other companies. We have included adjusted EBITDA, as defined, as a supplemental disclosure because mangement believes that it provides useful information regarding PGS's ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing our operating performance with that of other companies.

Operations

During 2003, senior management of the Company revised the manner in which it controls its various businesses. Prior to 2003, the Company was managed as two business segments, Geophysical and Production. Due to the increased size and importance of certain businesses within these segments, the Company now manages its business in four segments as follows:

  Marine Geophysical, consisting of streamer acquisition, seafloor seismic, marine multi-client library and data processing
  Onshore, consisting of all seismic operations on land and in very shallow water, including onshore multi-client library
  Production, which owns and operates four harsh environment FPSOs in the North Sea
  Pertra, a small oil and gas company owning 70% of and being operator for Production License 038 on the Norwegian Continental Shelf

Revenues increased to $1,111.5 million in 2003 from $992.3 million in 2002, an increase of 12%.  The revenue increase for the year is due to increased revenues in Marine Geophysical, Onshore and Pertra, partially offset by decreased revenues in Production. Adjusted EBITDA, as defined, for 2003 was $477.7 million compared to $460.5 million in 2002. Pertra adjusted EBITDA, as defined, increased by $54.9 million and Onshore adjusted EBITDA, as defined, increased by $22.8 million, while adjusted EBITDA, as defined, for Production and Marine Geophysical declined by $38.2 million and $23.2 million, respectively.

Revenues in Q4 2003 were $260.5 million, which were approximately the same as Q4 2002 revenues ($261.7 million).  Adjusted EBITDA, as defined, for Q4 2003 was $99.4 million compared to $127.1 million in Q4 2002, a reduction of 22%. This decrease mainly relates to Marine Geophysical where adjusted EBITDA, as defined, decreased by $51.4 million in Q4 2003 from the comparable quarter last year.  This reduction relates mainly to reduced late sales from the multi-client library and reduced vessel utilization due to increased steaming and yard stay. Compared to Q4 2002, Onshore adjusted EBITDA, as defined, increased by $8.9 million and Pertra adjusted EBITDA, as defined, increased by $13.7 million.

Marine Geophysical.  Total revenues decreased $18.4 million, or 12%, from $152.9 million in Q4 2002 to $134.4 million in Q4 2003. Contract revenues increased by $4.7 million (7%) to $70.4 million in Q4 2003, while multi-client late sales declined by $16.0 million (26%) to $45.8 million, and multi-client pre-funding decreased by $9.3 million (53%) to $8.1. Investment in multi-client data was reduced in the period whereas the percentage of multi-client pre-funding on new multi-client investments was 112% in Q4 2003 compared to 58% in Q4 2002. A higher portion of vessel capacity was absorbed in steaming and yard-stay in Q4 2003 compared to Q4 2002, mainly due to increased vessel repairs after high utilization through Q2 and Q3 and significant vessel movements to start surveys in new regions.

Adjusted EBITDA, as defined, was $37.1 million for Q4 2003 compared to $88.5 million for Q4 2002, a decrease of 58%. This reduction relates to reduced late sales from the multi-client library, reduced capitalization of cost to multi-client library, and reduced vessel utilization due to increased steaming and yard stay compared to Q4 2002. In addition, effective January 1, 2003 the Company, as described further below, changed its policies for accounting for steaming and yard stay, and cost capitalization to multi-client library. No restatement has been made to the 2002 reported amounts in accordance with Norwegian GAAP. Under the new policies, expenses relating to steaming and yard stay are expensed as incurred and are not deferred or included in cost of multi-client library. The effect on adjusted EBITDA, as defined, for Q4 2002, if the new policy had been applied, is estimated to be a reduction of adjusted EBITDA, as defined, of approximately $13 - 15 million.

Cash investment in the multi-client library totaled $7.2 million in Q4 2003 compared to $29.8 million in Q4 2002, a decrease of $22.6 million or 76%.

Onshore.  Total revenues increased $6.7 million, or 26%, from $25.8 million in Q4 2002 to $32.5 million in Q4 2003.  Contract revenues increased by $5.1 million (23%) to $27.5 million in Q4 2003, and multi-client sales (including pre-funding) increased by $1.6 million (49%) to $4.8 million.  Adjusted EBITDA, as defined, was $16.5 million for Q4 2003 compared to $7.6 million for Q4 2002, an increase of 117%. The improvement relates mainly to improved management of projects.

Production.  Total revenues were $72.5 million in Q4 2003, including inter-segment revenue from Pertra, relatively unchanged from $72.1 million in Q4 2002. Adjusted EBITDA, as defined, for Q4 2003 was $31.8 million compared to $31.9 million in Q4 2002. Two high-pressure gas compressors on Petrojarl Foinaven weredown from end June until end October 2003 due to vibration and damage to couplings and bearings. Revenues on Petrojarl Foinaven declined by $5.9 million in Q4 2003 compared to Q4 2002 due to the above factor and generally lower production from the reservoir.

Ramform Banff continued to produce at low production levels in Q4 2003. In December 2003, the contract with CNR, operator of Banff and Kyle fields in the UK sector of the North Sea, was amended. Under the amended agreement, Ramform Banff will continue to produce the Banff field until the end of the life of the field. The new contract contains a minimum day rate provision of $125,000 per day and is subject to approval from the Banff and Kyle partners.

Pertra.  Revenues increased by $9.9 million, or 60%, from $16.4 million in Q4 2002 to $26.2 million in Q4 2003 due to both higher oil prices and increased production levels. Average oil production increased by 11% to 12,905 barrels per day in Q4 2003 compared to 11,610 barrels per day in Q4 2002. Adjusted EBITDA, as defined, for Q4 2003 was $17.8 million compared to $4.1 million in Q4 2002. The main reason for the increase in adjusted EBITDA, as defined, was a reduction in the accrued abandonment liability of $13.5 million as required under Norwegian GAAP, partially offset by expenditures for seismic data and geophysical services that are charged to expense. Such expenditures amounted to $6.7 million in Q4 2003. The Company changed from full cost accounting to successful efforts accounting effective January 1, 2003. Prior to 2003, expenditures for seismic data and geophysical services would have been capitalized.

The Company, as license operator, started drilling two new wells in November 2003. In late December the first well was successfully completed, while the second well, a production well, was completed in March 2004. The results from these wells confirmed Petra's modified reservoir model.  As a consequence the Company, as license operator, has exercised an option for drilling two additional production wells. Total recoverable reserves from the Varg field are now estimated to be 70 million barrels of oil, out of which approximately 40 million barrels was produced by December 31, 2003, and production is estimated to continue through 2006.

Impairment charges, Unusual Items and Reorganization Items Under Chapter 11

Impairment of long-term assets amounted to $496.6 million in Q4 2003 and $716.8 million for the full year 2003. Unusual items totaled $18.9 million in Q4 2003 and $77.0 million for the full year 2003.

As described elsewhere in this press release, the Company estimated the fair value of its assets and liabilities in relation to the adoption of "fresh start" reporting under U.S. GAAP.  For Norwegian GAAP purposes, impairment charges have been recorded for fixed assets that had carrying values in excess of the estimated fair value.

In Q4 2003, PGS recognized impairment charges totaling $496.6 million to write down assets to their estimated fair values.  These charges include a write down of the multi-client seismic library of $148.7 million and a write down of FPSOs of $350.7 million. Previously, under Norwegian GAAP, seismic acquisition vessels and equipment were written down by $136.3 million in Q1 2003 and $2.3 million in Q3 2003 based on fair value estimates, with an adjustment in Q4 2003 reflecting the correct fair value as of yearend 2003. For more detail see the attached Support Tables.

In Q4 2003, the Company recognized $10.5 million as debt restructuring and refinancing expenses. For the year 2003, the Company recognized a total of $42.6 million of such expenses.

As previously disclosed in the Q1 2003 earnings release, PGS announced a plan for a personnel reduction of approximately 250 employees. Onshore personnel are excluded for the purpose of measuring this reduction due to the variability of personnel level in this business segment.  As of December 31, 2003, PGS personnel had been reduced by 277 employees, or 13%. In Q4 2003, $8.4 million of cost was recognized in relation to personnel reductions, while $20.2 million was recorded for the year 2003, which also included severance payments to certain former employees.

PGS has previously disclosed tax claim involving PGS employees employed by PGS Marine Service (Isle of Man) Ltd. In 2003, prior to Q4, $14.2 million had been charged to expense, relating to this claim. The amount was paid as an on account payment in Q4 2003. There are still some uncertainties as to the size of the total claim.

Financial Expense, Net

 Financial expense (net) for Q4 2003 was $19.8 million compared to $41.6 million for Q4 2002. The Company had approximately $1,195 million in interest bearing debt as of December 31, 2003. This debt, with the exception of approximately $191.6 million, which was interest bearing throughout the restructuring, commenced accruing interest on November 5, 2003 when the Company emerged from Chapter 11. Capitalized interest on multi-client surveys in progress was $0.5 million in Q4 2003 compared to $0.7 million in Q4 2002. This is a result of lower investments in multi-client library.

Other Gain (Loss), Net

Other gain (loss), net, includes foreign exchange gain (loss), bank charges and various financial charges. In Q4 2003 PGS recognized foreign exchange loss, net, of $3.4 million compared to a net loss of $3.3 million in Q4 2002. Other financial charges totaled $6.4 million in Q4 2003 compared to $3.6 million in Q4 2002. Included in Q4 2003 charges are accruals for certain additional rental payments under UK leases amounting to $1.8 million (equivalent to GBP 1.1 million). There were no such accruals recorded in Q4 2002.

Discontinued Operations/Operations Held For Sale, Net of Tax

By end of Q3 2003 a decision had been made to sell the software subsidiary PGS Tigress (UK) Ltd.  Accordingly revenues and costs, net of tax, relating to this business are classified as operations held for sale. Prior period financial information has been reclassified accordingly.

Provision (Benefit) For Income Taxes

Income tax benefit was $(6.2) million for Q4 2003 compared to a provision of $7.2 million in Q4 2002. The tax benefit in the period is mainly related to the deferred tax effect of the asset impairments recorded in Q4 2003.

The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (CFC) for 2002, when the companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs Petrojarl Varg and Ramform Banff). The Company based such exit on third party valuations, while the CTO has raised the issue whether the Company's book values at December 31, 2001, would be more appropriate as a basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciation. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its valuation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable. No accrual has been made for any taxes that might be payable as a consequence of any potential adjustment.

Shareholders' Equity

The effect of the net reduction of debt as a result of the financial restructuring of the Company, which is described in more detail below, has been recorded directly to shareholders' equity.  Net effect to equity was $1,283 million in debt reduction, $11.5 million in reduced accrued interest offset by $40.6 million relating to the cash distributed to prior bank and bond creditors of the Company.

As described in "Basis of Unaudited, Preliminary Financial Statements" below, the Company adopted certain new accounting policies effective January 1, 2003. The cumulative effect of these accounting changes as of January 1, 2003, have been charged directly to shareholders' equity covering $26.0 million net of tax for deferred steaming, mobilization and yard stays and $0.7 million net of tax relating to adopting the successful effort method of accounting for Pertra.

The Company has identified certain costs, which historically had not been appropriately accrued for relating to seismic vessel costs, vessel crew rotation costs and vacation costs in certain regions. The effect of these accruals has been recorded to shareholders' equity as a one time charge as of January 1, 2002.

See attached Support Tables for the full details of these Shareholders' Equity restatements.

Capital Investments

Capital investments totaled $35.6 million in Q4 2003 compared to $41.7 million in Q4 2002.  The main items included in capital investment for Q4 2003 are as follows:

  Investments in multi-client library (Marine Geophysical, Onshore and Reservoir Consultants) were $11.0 million in Q4 2003 compared to $34.5 million in Q4 2002, a decrease of 68%
  Capital expenditures in the Marine Geophysical business were $7.3 million in Q4 2003 compared to $3.0 million in Q4 2002, an increase of 143%
  Capital expenditures for Pertra AS, relating to the Varg field in the North Sea, were $11.0 million in Q4 2003 compared to $5.2 million in Q4 2002, an increase of 109%
  Capital expenditures for the FPSO business were $1.7 million for Q4 2003 compared to a credit of $1.1 million in Q4 2002.
  See Support Tables for further details.

Petroleum Geo-Services ASA (1) (2)
Preliminary Consolidated Balance Sheets

	December 31,	December 31,
	2003	2002

(In thousands of dollars)	Unaudited	Audited

Assets
Cash and cash equivalents	$ 146 506	$ 112 604
Accounts receivable, net	168 187	220 085
Other current assets	64 678	74 066
Assets held for sale	-	68 768

Total current assets	379 371	475 523
Multi-client library, net	388 813	660 383
Property and equipment, net	1 087 365	1 689 684
Oil and gas assets	21 182	17 324
Other long-term assets, net	34 595	119 916

Total assets	$ 1 911 326	$ 2 962 830

Liabilities and Shareholders' Equity
Short-term debt and current portion of long-term debt and capital lease obligations	$ 34 487	$ 959 550
Debt and other liabilities held for sale	-	21 523
Accounts payable and accrued expenses	202 639	259 512
Income taxes payable	26 902	19 034

Total current liabilities	264 028	1 259 619
Long-term debt and capital lease obligations	1 160 240	1 386 400
Other long-term liabilities	104 624	55 305
Deferred income taxes	9 370	97 307

Total liabilities	1 538 262	2 798 631

Minority interest	111	-
Commitments and contingencies:
Guaranteed preferred beneficial interest in PGS junior
subordinated debt securities	-	142 322
Mandatorily redeemable cumulative preferred stock related to multi-client securitization	-	63 954
Shareholders' equity:	-
Common stock, par value NOK 30; issued & outstanding
20,000,000 shares at December 31, 2003	85 714	71 807
Additional paid-in capital	1 024 629	-
Other equity	(737 390)	(113 884)

Total shareholders' equity	372 953	(42 077)

Total liabilities and shareholders' equity	$ 1 911 326	$ 2 962 830

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This financial information prepared under Norwegian GAAP is unaudited, preliminary and subject to adjustment, and any such adjustments could be material. This information should be read in conjunction with, and is subject to the significant qualifications discussed elsewhere in this earnings release.

UK Leases

The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff.  The Company paid funds to large international banks (the "Payment Banks"), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the "Defeased Rental Payments") and the lessors legally released the Company as obligor of such rental payments.  Accordingly, the Company has not recorded any capital lease obligations or related defeasance funds on its consolidated balance sheets with respect to these leases.  This treatment will be re-examined as part of the U.S. GAAP 2002 and 2003 audits and 2001 re-audit.  Any change under U.S. GAAP may also change the Norwegian GAAP presentation.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates").  If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates.  Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Currently, interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of December 31, 2003 the net present value of Additional Required Rental Payments aggregated GBP 28.5 million, using an 8% discount rate, of which GBP 1.1 million was accrued at December 31, 2003. The Additional Required Rental Payments are reflected in other financial income (loss) as they are incurred and paid.

Financial Restructuring

On July 29, 2003, PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Court"). The filing was done to implement a comprehensive financial restructuring.

This filing was done with the agreement of a majority in face amount of both the Company's banks and bondholders and a group of its largest shareholders whereby they agreed to support the Company's Plan of Reorganization (as amended and/or modified, the "Plan") in the Chapter 11 proceeding.

This filing only involved the parent company (PGS ASA) and did not involve the Company's operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

The Company emerged from Chapter 11 on November 5, 2003, just 100 days after filing.

Terms of the Financial Restructuring

PGS' $2,140 million senior unsecured creditors, comprising $680 million of bank debt and $1,460 million of bond debt (the "Affected Creditors"), were entitled to select between two recovery packages.  Approximately $2,133 million elected or were deemed to have elected Package B and $7 million elected Package A.  The result was as follows:

Package A

Package A consisted of a $5 million 8-year unsecured senior term loan facility, with outstanding borrowings bearing interest at LIBOR + 1.15%, with 3.68% annual repayment of principal in semi-annual installments followed by a final repayment of $2 million at maturity.

Package B

Package B consisted of:

  $746 million of 7-year 10% senior unsecured notes ("Senior A Notes").
  $250 million of 3-year 8% senior unsecured notes ("Senior B Notes").
  91% of PGS ordinary shares as constituted immediately post-restructuring after giving shares (5%) to the holders of Trust Preferred securities pre-restructuring  and to the then current shareholders (4%), reduced to 61% after the then current shareholders acquired 30% of the total post-restructuring shares for $85 million.
  $85 million of proceeds from the then current existing shareholders' acquisition of 30% of PGS' post-restructuring shares.

In addition, Affected Creditors will receive a pro rata share of the cash of the PGS Group in excess of $50 million as of October 31, 2003.  Approximately $19 million of excess cash was distributed in December 2003 and an additional $22.7 million is expected to be distributed in April 2004 and is recorded in accrued expenses at December 31, 2003.

The face value of interest bearing debt is approximately $1,194 million as of December 31, 2003.

Stock and Senior A and B Notes

PGS intends to continue the listing of its ordinary shares on the Oslo Stock Exchange and for its American Depository Shares ("ADSs") to continue trading on the U.S. over-the-counter ("OTC") market.  While the Company intends to list its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market, it is precluded from such a listing until the 2002 and 2003 audits and 2001 re-audit of the Company's financial statements under U.S. GAAP are completed. It is intended that PGS' new Senior A and Senior B Notes will be rated by the major credit rating agencies.  Efforts to obtain credit ratings are ongoing.

Liquidity

PGS retained $50 million of cash post-restructuring.  Additionally, on March 4, 2004, PGS entered into a $110 million two-year secured working capital facility, $70 million of which can be used for general corporate purposes.  The remaining $40 million will be available for issuance of letters of credit to support bid and performance bonds associated with PGS' day-to-day operations.  The working capital facility will bear interest at the London Interbank Offering Rate (LIBOR), plus 2%.

Cash remaining post-restructuring of $50 million plus cash generated from operations supplemented, if required, by borrowings under the new working capital facility, are expected to provide adequate liquidity to meet the Company's ongoing capital and debt service requirements.

Basis of Unaudited, Preliminary Financial Statements

The unaudited, preliminary consolidated financial statements for the fourth quarter and full-year 2003 are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"). Information presented on a Norwegian GAAP basis is not necessarily consistent with or comparable to financial statements previously issued by the Company on a U.S. GAAP basis.

As noted below, for U.S. GAAP purposes the Company has adopted "fresh start" reporting effective November 1, 2003 and has adopted certain new accounting principles that management believes are less complex, more transparent and better reflect current operations than prior accounting policies.  The accompanying unaudited, preliminary consolidated financial statements for the fourth quarter and full year 2003 have been prepared using the same Norwegian GAAP accounting principles as were used for the 2002 Norwegian GAAP financial statements, except for changes to conform the Norwegian GAAP to the new "fresh start" reporting principles, where appropriate.  The most significant changes resulting from the adoption of the new accounting principles are as follows:

  Effective January 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of costs of contracts or multi-client projects as appropriate.  The cumulative effect of these changes in accounting policies as of January 1, 2003, totaling $26.0 million, net of tax, was charged directly to shareholders' equity. Financial statements for 2002 have not been restated.
  Effective January 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted. This change in accounting principle had a $0.7 million, net of tax, cumulative effect as of January 1, 2003, which was charged to directly shareholders' equity. Financial statements for 2002 have not been restated.
  Effective November 1, 2003, the Company has prospectively changed its policy for amortization of its multi-client library. Amortization will continue to be recorded based on the sales forecast method.  Under this method, amortization of a survey's cost is based on the ratio between cost of a survey and total forecasted sales for such survey.  In applying this method the Company will categorize its surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. Further, the minimum amortization has been increased by reducing the maximum amortization period from 8 to 5 years from completion of a survey.
  Effective November 1, 2003, depreciable lives of Ramform seismic acquisition vessels and FPSOs have been reduced from 30 to 25 years, except for Petrojarl 1, which will be depreciated over 30 years due to a substantial refurbishment completed in 2001.

U.S. GAAP Reporting, Audits and "Fresh Start" Reporting

As noted earlier, the Company is continuing its efforts to have an audit of the Company's 2002 financial statements and a re-audit of the Company's 2001 financial statements completed under U.S. GAAP.

In connection with the re-audit for 2001, the Company is facing particular difficulties in establishing certain beginning (January 1, 2001) balance sheet amounts.  The most complex area is the build up of the cost basis for its multi-client library, which requires the Company to document and ensure consistency of cost elements capitalized for years going back to 1995.

The Company has engaged substantial external consulting resources to complete the U.S. GAAP audits and re-audit described above and has established an objective of completing such work in time to permit filing the Company's Annual Report on Form 20-F by June 30, 2004. However, as described above, there can be no assurance as to whether or when these audits and re-audit can be completed.

As noted above, the Company consummated its Chapter 11 proceeding on November 5, 2003.  As separately reported today, as a result of the Chapter 11 reorganization, the Company is required to adopt "fresh start" reporting under AICPA Statement of Position No. 90 - 7.  Such reporting requires the Company to allocate its reorganization value to its assets in conformity with the procedures specified in FASB Statement No. 141, Business Combinations.  Furthermore, the Company is required to state all of its liabilities, except for deferred tax liabilities, at fair market value.  Additionally, the Company is allowed to change its accounting principles under "fresh start" reporting.  For more details regarding the Company's adoption of "fresh start" reporting, see the Company's news release dated today entitled "PGS Updates Status Regarding Implementation of Fresh Start Reporting Under U.S. GAAP."

Material Weaknesses

In connection with the audit and re-audit of the 2002 and 2001 U.S. GAAP financial statements, the Company's independent auditor, Ernst & Young, has identified the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities.  These material weaknesses may also contribute to a delay in and make more difficult the completion of the audits and re-audit discussed above.

In response to the material weaknesses, PGS has developed and is actively implementing a plan and timetable to address the matters identified by Ernst & Young, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall GAAP expertise throughout the accounting organization and upgrading the corporate business controller function within PGS.  The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies.  Further, the Company has established and outsourced an Internal Audit function in cooperation with the accounting firm Deloitte & Touche.   However, these material weaknesses have not been eliminated at this time.

Organizational Changes

Effective November 5, 2003, the new Board of Directors of the Company consists of the following members: Chairman, Mr. Jens Ulltveit-Moe, ordinary board members, Rolf Erik Rolfsen, Harald Norvik, Keith Henry, Francis Gugen, Clare Spottiswoode and Anthony Tripodo.

Sverre Skogen was appointed President of PGS Production and Senior Vice President Petroleum Geo-Services ASA, effective January 12, 2004.  Mr. Skogen has 16 years of managerial experience in business and project management, and most recently held the position of President and CEO of Kværner Oil & Gas Division.

For additional support to our unaudited, preliminary fourth quarter and full-year 2003 results under Norwegian GAAP and related news release and presentation, please visit our web site (http://www.pgs.com/).

****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company.  Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

The financial information included herein is unaudited, preliminary and based on Norwegian GAAP and is subject to the significant qualifications as described under "Significant Qualifications" above. This financial information is subject to adjustments, and such adjustments could be material.

Petroleum Geo-Services ASA (1) (2)
Preliminary Consolidated Statements of Cash Flows

	Quarter ended		Twelve months ended
	December 31,		December 31,

	2003	2002	2003	2002
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Audited

Cash flows from operating activities:
Net income (loss)	$ (522 431)	$ (120 703)	$ (814 055)	$ (1 245 692)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization charged to expense	82 311	112 249	313 481	356 427
Non-cash unusual items and sale of subsidiary, net	484 430	81 613	721 602	1 039 472
Non-cash write-off of deferred debt costs and issue discounts	-	-	13 152	-
Cash effects related to assets and liabilities held for sale	257	3 474	3 342	5 540
Provision (benefit) for deferred income taxes	(17 771)	(9 683)	(792)	184 577
Working capital changes and other items	(7 423)	25 642	4 632	(9 624)

Net cash provided by operating activities	19 373	92 592	241 362	330 700

Cash flows from investing activities:
Investment in multi-client library	(11 003)	(34 491)	(93 044)	(190 436)
Capital expenditures	(24 640)	(7 207)	(57 397)	(60 759)
Development of assets held for sale	-	(14 304)	(118)	(77 364)
Sale of subsidiary	-	20 222	50 115	20 222
Other items, net	357	564	3 835	(9 030)

Net cash (used in) provided by investing activities	(35 286)	(35 216)	(96 609)	(317 367)

Cash flows from financing activities:
Redemption of preferred stock	-	(21 783)	(64 105)	(98 983)
Repayment of long-term debt	(5 327)	(4 960)	(11 241)	(241 826)
Principal payments under capital lease obligations	(4 185)	(4 900)	(17 539)	(15 496)
Net increase (decrease) in bank facility and short-term debt	(91)	47	(48)	335 348
Net receipts (payments) under tax equalization swap contracts	-	-	-	9 566
Other items, net	(17 932)	-	(17 932)	8 098

Net cash (used) provided by financing activities	(27 535)	(31 596)	(110 865)	(3 293)

Effect of exchange rate changes in cash and cash equivalents	-	133	14	537
Net increase (decrease) in cash and cash equivalents	(43 448)	25 913	33 902	10 577
Cash and cash equivalents at beginning of period	189 954	86 691	112 604	102 027

Cash and cash equivalents at end of period	$ 146 506	$ 112 604	$ 146 506	$ 112 604

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) This financial information prepared under Norwegian GAAP is unaudited, preliminary and subject to adjustment, and any such adjustments could be material. This information should be read in conjunction with, and is subject to the significant qualifications discussed elsewhere in this earnings release.

Petroleum Geo-Services ASA  (1)  (2)

Support Tables

General

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles in Norway.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.
(2) This financial information prepared under Norwegian GAAP is unaudited, preliminary and subject to adjustment, and any such adjustments could be material. This information should be read in conjunction with, and is subject to the significant qualifications discussed elsewhere in this earnings release.

Geographic Distribution of Revenue
The distribution of our revenue by geographic region for the periods presented was as follows:

	Quarter ended		Year ended
	December 31, 2003		December 31, 2003

(In thousands of dollars, except percentage)	Revenue	Percentage	Revenue	Percentage

North and South America	$ 74 525	28%	$ 309 782	28%
Europe, Africa and Middle East	146 893	57%	690 120	62%
Asia Pacific	39 118	15%	111 646	10%

Total	$ 260 536	100%	$ 1 111 548	100%

The distribution of our revenue by geographic region for the periods presented was as follows:

	Quarter ended		Year ended
	December 31, 2002		December 31, 2002

(In thousands of dollars, except percentage)	Revenue	Percentage	Revenue	Percentage

North and South America	$ 45 654	18%	$ 220 633	22%
Europe, Africa and Middle East	165 986	63%	629 533	64%
Asia Pacific	50 088	19%	142 170	14%

Total	$ 261 728	100%	$ 992 336	100%

Revenue Distribution by Operating Segment
The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Revenue by operating segments:
Marine Geophysical (A)	$ 134 416	$ 152 851	$ 583 379	$ 548 186
Onshore (B)	32 495	25 768	144 234	109 094
Pertra	26 239	16 360	121 640	32 697
Production (C)	72 538	72 117	293 414	304 397
Corporate/Global Services	4 014	3 283	13 986	12 845
Elimination of internal charter of Petrojarl Varg (a)	(9 166)	(8 651)	(45 105)	(14 883)

Total	$ 260 536	$ 261 728	$ 1 111 548	$ 992 336

(a) Intercompany charter of Petrojarl Varg to Pertra AS.

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$ 8 113	$ 17 391	$ 49 964	$ 94 025
- Multi-client late sales	45 804	61 797	148 128	160 373
- Contract seismic	70 436	65 778	348 579	261 904
- Other	10 063	7 885	36 708	31 884

Total	$ 134 416	$ 152 851	$ 583 379	$ 548 186

(B) Onshore revenue by service type:
- Multi-client pre-funding	$ 3 608	$ 2 372	$ 15 953	$ 12 361
- Multi-client late sales	1 203	865	9 215	1 726
- Contract seismic	27 489	22 412	119 332	95 459
- Other	195	119	(266)	(452)

Total	$ 32 495	$ 25 768	$ 144 234	$ 109 094

(C) Production revenue split by operations:
- Petrojarl I	$ 20 152	$ 16 285	$ 67 741	$ 62 631
- Petrojarl Foinaven	26 872	32 781	112 099	133 364
- Ramform Banff	11 645	10 133	45 694	37 886
- Petrojarl Varg	13 487	12 535	67 288	69 455
- Other	382	383	592	1 061

Total	72 538	72 117	293 414	304 397

Adjusted EBITDA, as defined, by quarter 2002
Adjusted EBITDA, as defined, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	Q4	2002

Net income (loss)	$ 8 081	$ (29 816)	$ (1 103 254)	$ (120 703)	$ (1 245 692)
Add back:
Discontinued operations/operations held for sale, net	773	(4 990)	141 835	77 731	215 349
Provision/benefit for income taxes	21 525	46 606	126 581	7 232	201 944
Other gain/loss, net	(21 724)	(20 788)	4 512	279	(37 721)
Financial expense, net	33 155	35 230	37 366	41 550	147 301

Operating profit (loss)	41 810	26 242	(792 960)	6 089	(718 819)
Unusual items, net	-	3 521	3 116	8 797	15 434
Impairment of long-term assets	-	-	807 416	-	807 416
Depreciation and amortization	74 748	82 437	86 993	112 249	356 427

Adjusted EBITDA, as defined	$ 116 558	$ 112 200	$ 104 565	$ 127 135	$ 460 458

Adjusted EBITDA, as define, by quarter 2003
Adjusted EBITDA, as defined, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003

Net income (loss)	$ (237 854)	$ (51 961)	$ (1 809)	$ (522 431)	$ (814 055)
Add back:
Discontinued operations/operations held for sale, net	4 813	(17)	1 085	434	6 315
Provision/benefit for income taxes	14 145	21 494	6 527	(6 198)	35 968
Other gain/loss, net	12 950	2 814	6 357	9 834	31 955
Financial expense, net	39 193	37 922	13 318	19 833	110 266

Operating profit (loss)	(166 753)	10 252	25 478	(498 528)	(629 551)
Unusual items, net	8 484	36 848	12 706	18 939	76 977
Impairment of long-term assets	217 800	-	2 344	496 639	716 783
Depreciation and amortization	89 796	77 556	63 818	82 311	313 481

Adjusted EBITDA, as defined	$ 149 327	$ 124 656	$ 104 346	$ 99 361	$ 477 690

Adjusted EBITDA, as defined, by operating segment, for the periods presented
The distribution of adjusted EBITDA, as defined, by operating segment for the periods presented was as follows:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Marine Geophysical:
Operating profit (loss)	$ (152 379)	$ 6 051	$ (314 665)	$ (287 866)
Plus: Depreciation and amortization	47 846	81 131	206 605	251 925
Plus: Impairments & unusual items	141 669	1 341	361 034	312 075

Adjusted EBITDA, as defined, Marine Geophysical	37 136	88 523	252 974	276 134

Onshore:
Operating profit (loss)	$ 346	$ (6 261)	$ 5 228	$ (42 248)
Plus: Depreciation and amortization	8 753	13 863	36 647	36 951
Plus: Impairments & unusual items	7 363	-	11 773	36 174

Adjusted EBITDA, as defined, Onshore	16 462	7 602	53 648	30 877

Petra:
Operating profit (loss)	$ 8 570	$ (1 265)	$ 36 030	$ (1 256)
Plus: Depreciation and amortization	9 207	5 381	23 029	5 381
Plus: Impairments & unusual items	-	-	-	-

Adjusted EBITDA, as defined, Pertra	17 777	4 116	59 059	4 125

Production:
Operating profit (loss) (a)	$ (333 487)	$ 21 766	$ (282 850)	$ (354 088)
Plus: Depreciation and amortization	14 604	10 175	41 783	57 306
Plus: Impairments & unusual items	350 708	-	367 019	460 973

Adjusted EBITDA, as defined, Production	31 825	31 941	125 952	164 191

Corporate/Global Services:
Operating profit (loss)	(21 578)	(14 202)	(73 294)	(33 361)
Plus: Depreciation and amortization	1 901	1 699	5 417	4 864
Plus: Impairments & unusual items	15 838	7 456	53 934	13 628

Adjusted EBITDA, as defined, Corporate/Global Serv.	(3 839)	(5 047)	(13 943)	(14 869)

Total adjusted EBITDA, as defined:
Operating profit (loss)	(498 528)	6 089	(629 551)	(718 819)
Plus: Depreciation and amortization	82 311	112 249	313 481	356 427
Plus: Impairments & unusual items	515 578	8 797	793 760	822 850

Adjusted EBITDA, as defined	$ 99 361	$ 127 135	$ 477 690	$ 460 458

(a)	Includes $8.2 million loss contract accrual reversal, relating to Ramform Banff, for the year ended December 31, 2002.

Depreciation and amortization
Depreciation and amortization comprise the following items for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Gross depreciation/amortization/depletion	$ 51 788	$ 47 103	$ 161 244	$ 175 068
Depreciation capitalized to MCS library	(2 315)	(5 710)	(13 096)	(31 528)
Sales related amortization of MCS library	29 028	63 119	148 802	173 107
Additional required amortization MCS Library (a)	3 810	7 737	16 531	39 780

Total	$ 82 311	$ 112 249	$ 313 481	$ 356 427

(a)	Additional amortization charges required to conform with our minimum amortization policy for the multi-client library.

Impairment of long-term assets:
Impairment of long-term assets consts of the following items for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Impairment of MCS library	$ (148 666)	$ -	$ (213 992)	$ (268 403)
Impairment of Production vessels	(350 708)	-	(367 019)	(425 214)
Impairment of seismic vessels, -equipment and
other geophysical assets	8 252	-	(130 255)	(56 169)
Impairment of licenses	(4 317)	-	(4 317)	-
Impairment of building leasehold improvements	(1 200)	-	(1 200)	-
Impairment of Goodwill	-	-	-	(42 886)
Impairments of seismic and oil and gas investments	-	-	-	(14 744)

Total impairment of long-term assets	$ (496 639)	$ -	$ (716 783)	$ (807 416)

Unusual Items, Reorganization items under Chapter 11 and costs relating to "Fresh Start":
Unusual items, Reorganization items under Chapter 11 and costs relating to "Fresh Start", consist of the following items for the the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Isle of Man, national insurance liability	-	-	(14 200)	-
Severance	(8 406)	(5 229)	(20 185)	(12 901)
Debt restructuring/refinancing costs/"fresh start"	(10 533)	(3 616)	(42 592)	(3 616)
Other unucual items, net	-	48	-	1 083

Total unusual items and reorganization items	$ (18 939)	$ (8 797)	$ (76 977)	$ (15 434)

Financial expense, net
Financial expense, net consists of the following items for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Financial expense	$ (20 350)	$ (42 236)	$ (112 962)	$ (152 879)
Capitalized interest	517	686	2 696	5 578

Total	$ (19 833)	$ (41 550)	$ (110 266)	$ (147 301)

Other gain (loss), net
Other gain (loss), net consists of the following items for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Foreign exchange gain (loss)	$ (3 405)	$ 3 304	$ (8 569)	$ (8 868)
Write-off, deferred debt costs and issue discounts (a)	-	-	(13 152)	-
Tax equalization swap contracts	-	-	-	54 149
Other, net	(6 429)	(3 583)	(10 234)	(7 560)

Total	$ (9 834)	$ (279)	$ (31 955)	$ 37 721

(a)	Deferred debt issue costs and original issue discounts relating to debt subject to compromise under the debt restructuring program.

Discontinued operations/operations held for sale, net of tax
Discontinued operations/operations held for sale consist of the following items for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Pretax income from operations held for sale	$ (402)	$ (649)	$ (3 885)	$ 9 487
Impairment of Atlantis (a)	-	(50 000)	-	(190 101)
Tigress, cumulative effect of accounting change	-	-	-	(674)
Sale of Tigress	(32)	-	(32)	-
Sale of Production Services division	-	(26 791)	1 500	(26 791)
Sale of Atlantis	-	-	(4 789)	-
Tax expense on operations held for sale	-	(291)	891	(7 270)

Total (a)	$ (434)	$ (77 731)	$ (6 315)	$ (215 349)

(a)	Excludes tax benefits of $53.2 million for the full year of 2002, which has been offset by valuation allowance.

Multi-client library
The net book-value of our multi-client library by year of completion is as follows:

	December 31,	December 31,

(In thousands of dollars)	2003	2002

Completed during 1997 and years prior	$ 8 771	$ 20 837
Completed during 1998	20 822	34 168
Completed during 1999	32 339	69 642
Completed during 2000	39 296	98 179
Completed during 2001	158 482	267 992
Completed during 2002	53 331	91 845
Completed during 2003	57 965	-

Completed surveys	371 006	582 663
Surveys in progress	17 807	77 720

Multi-client library, net	$ 388 813	$ 660 383

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Capitalized depreciation	$ 2 315	$ 5 710	$ 13 096	$ 31 528
Capitalized interest	517	686	2 696	5 578

Multi-client cashflow
Multi-client cashflow by segment for the periods presented was as follows:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Marine Geophysical:
Multi-client pre-funding (a)	$ 8 113	$ 17 391	$ 49 964	$ 94 025
Multi-client late sales (a)	45 804	61 797	148 128	160 373
Cash investment in multi-client library	(7 232)	(29 823)	(70 000)	(164 840)

Multi-client cashflow, net	$ 46 685	$ 49 365	$ 128 092	$ 89 558

Onshore:
Multi-client pre-funding (a)	$ 3 608	$ 2 372	$ 15 953	$ 12 361
Multi-client late sales (a)	1 203	865	9 215	1 726
Cash investment in multi-client library	(3 454)	(4 433)	(21 497)	(25 025)

Multi-client cashflow, net	$ 1 357	$ (1 196)	$ 3 671	$ (10 938)

Corporate/Global Services: (b)
Multi-client pre-funding (a)	$ 75	$ 102	$ 239	$ 158
Multi-client late sales (a)	735	357	2 152	409
Cash investment in multi-client library	(317)	(235)	(1 547)	(571)

Multi-client cashflow, net	$ 493	$ 224	$ 844	$ (4)

Total mulit-client cashflow, net:
Multi-client pre-funding (a)	$ 11 796	$ 19 865	$ 66 156	$ 106 544
Multi-client late sales (a)	47 742	63 019	159 495	162 508
Cash investment in multi-client library	(11 003)	(34 491)	(93 044)	(190 436)

Multi-client cashflow, net	$ 48 535	$ 48 393	$ 132 607	$ 78 616

(a) See Revenue Distribution by Operating Segements above.
(b)	Refers to the Reservoir Business within Global Services.

Outstanding financial obligations
Outstanding financial obligatons (including capital leases) and preferred securities were as follows:

	December 31,	December 31,	Net
(In thousands of dollars)	2003	2002	change

Short-term and long-term debt, current and
long-term portion	$ 1 117 173	$ 2 251 431	$ (1 134 258)
Capital lease obligations, current and			-
long-term portion	77 554	94 519	(16 965)
Junior subordinated debt/Trust preferred securities	-	142 322	(142 322)
Securitization preferred securities	-	63 954	(63 954)

Total debt and preferred securities (a)	$ 1 194 727	$ 2 552 226	$ (1 357 499)

(a) Excludes debt included in operations held for sale	$ -	$ 15 800	$ (15 800)

Summary of Debt, Capital Leases and Other Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2003, to make future principal/redemption payments through 2006 and thereafter:

	Total	Due in	Due in	Due in	Due in 2007
(In millions of dollars)	obligation	2004	2005	2006	and thereafter

Short-term and long-term debt, including current
portion	$ 1 117,2	$ 18,5	$ 19,4	$ 263,6	$ 815,7
Capital lease obligations, including current
portion, at gross contractual commitment	81,6	17,8	28,5	21,6	13,7
Operating lease obligations	163,0	54,1	27,4	18,1	63,4

Total	$ 1 361,8	$ 90,4	$ 75,3	$ 303,3	$ 892,8

Financial expense, includes minority interest related to the trust's securities for the periods presented:

	Quarter ended		Year ended
(In thousands of dollars)	December 31,		December 31,

	2003	2002	2003	2002

Minority interest Trust securities	$ -	$ 3 801	$ 8 536	$ 14 974

Capital expenditures
Our capital expenditures were as follows for the periods presented:

	Quarter ended		Year ended
	December 31,		December 31,

(In thousands of dollars)	2003	2002	2003	2002

Marine Geophysical	$ 7 336	$ 3 036	$ 16 030	$ 34 039
Onshore	4 446	(84)	6 736	7 037
Pertra	10 967	5 249	33 852	8 238
Production (a)	1 662	(1 052)	515	10 913
Corporate/Global Services	229	58	264	532

Total	$ 24 640	$ 7 207	$ 57 397	$ 60 759

(a)	Credit in Q4 2002, relates to previous recorded disputed shipyard claim relating to a yard-stay in 2001, which now has been withdrawn.

Earnings (loss) per share
Earnings (loss) per share for the periods presented was as follows:

	Quarter ended		Year ended
	December 31,		December 31,

(In dollars, except for numbers of shares)	2003	2002	2003	2002

Basic earnings (loss) per share	$ (26,12)	$ (1,17)	$ (40,70)	$ (12,05)

Diluted earnings (loss) per share	(26,12)	(1,17)	(40,70)	(12,05)

Basic shares outstanding	20 000 000	103 345 987	20 000 000	103 345 987

Diluted shares outstanding	20 000 000	103 345 987	20 000 000	103 345 987

Shareholders' Equity:

Additional
	Common stock		paid in	Other	Shareholders'

In thousand of dollars, except for numbers of shares)	Number	Par value	capital	equity	equity

Balance at December 31, 2002, presented	103 345 987	$ 71 807	$ -	$ (103 353)	$ (31 546)
Restated for prior year net income effects:
- Seismic vessel costs	-	-	-	(2 893)	(2 893)
- Vessel crew rotation costs	-	-	-	(4 038)	(4 038)
- Accrued vacation costs	-	-	-	(3 600)	(3 600)

Restated balance at December 31, 2002	103 345 987	71 807	-	(113 884)	(42 077)
Effect of reorganization, November 6, 2003:
- Write down old sharecapital	(103 345 987)	(71 807)	-	71 807	-
- Debt restructuring	20 000 000	85 714	1 024 629	143 508	1 253 851
Cumulative effect of accounting principle change
January 1, 2003	-	-	-	(26 754)	(26 754)
Currency translation	-	-	-	1 988	1 988
Net income (loss)	-	-	-	(814 055)	(814 055)

Balance at December 31, 2003	20 000 000	$ 85 714	$ 1 024 629	$ (737 390)	$ 372 953